SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 7, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT powers Namfrel for clean elections”.

7 May 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita Quintos

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “PLDT powers Namfrel for clean elections”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

7 May 2004

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “PLDT powers Namfrel for clean elections”.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

-------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  7 May 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only) Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “PLDT powers Namfrel for clean elections”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: 7 May 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT powers Namfrel for clean elections

MANILA, Philippines, May 7, 2004 – The PLDT Group is backing the National Citizens’ Movement for Free Elections (NAMFREL) this coming May 10 national elections by extending the largest and most extensive corporate support with its telecommunications facilities and services to help ensure the speedy, secure and accurate canvassing of ballots.

“Through the years, PLDT has consistently supported NAMFREL in its mission. Elections are held sacrosanct by freedom-loving Filipinos and that is why it is important PLDT does its share to ensure the impartiality and fairness of these political exercises,” said Napoleon L. Nazareno, who is President and CEO of both PLDT and Smart Communications Inc.

PLDT has set up a monitoring and coordinating center at its main office at the Ramon Cojuangco Building in Makati City for the installation of telecommunications facilities in all of NAMFREL’s different chapters nationwide.

PLDT will be installing more than 200 phone lines nationwide and four E1 leased lines or high-speed data communications links to ensure that NAMFREL can communicate easily and pass on crucial information quickly. Prepaid PLDT Vibe Internet cards worth P300 each will also be distributed by PLDT for free to all major sites of NAMFREL.

PLDT’s subsidiary Smart Communications Inc. will also have a crucial role since transmission of results for the Quick Count will be done mainly via text messaging. All the NAMFREL volunteers using Smart cellphones will be texting in the results of the election returns to the quick count center at La Salle Greenhills via a designated access number. These text messages from the volunteers will pass through the Smart hub and then transmitted to Greenhills and a back-up site using PLDT’s secure, high-speed data facilities. Cellphone prepaid loads have also been provided to NAMFREL volunteers.

Smart has deployed cellsites on wheels to augment capacity in high traffic areas.

Virgilio V. Hernandez, PLDT Relationship Management Executive and a long-time coordinator for projects with NAMFREL, said advances in technology are changing the way NAMFREL is monitoring the elections.

“Unlike in previous elections, NAMFREL will be employing cellular phones and the Internet aside from the usual voice and fax communications. It will now be more efficient, faster and less prone to miscommunication and inaccuracies,” said Hernandez, who heads the operations of PLDT’s monitoring and coordinating center.

Ramon R. Isberto, Head of Public Affairs of Smart, said cellular phones would be the main medium of transmission of results to the regional and national centers of NAMFREL.

“Special menus and software have already been put in place by NAMFREL in coordination with our engineers to make transmission and consolidation of results easier. The menus already have the names of the candidates so that NAMFREL volunteers will just put in the numbers,” explained Isberto.

PLDT’s monitoring and coordinating center for its joint project with NAMFREL will ensure that all the phone lines, hot lines, data links and Internet cards are installed and distributed according to a predetermined schedule. Each province is being monitored as to the rate of completion and problems encountered with installation.

“This is certainly part of PLDT’s public service,” said Rene S. Meily, Special Assistant to the PLDT Chairman and overall chair of Task Force NAMFREL. “While we don’t take sides with any candidate, we definitely cannot be neutral or indifferent to the crucial role we can play in helping our nation have clean elections.”

Manuel V. Pangilinan, PLDT Chairman, added that elections are important events for the economic welfare of Filipinos.

“Clean and honest elections help the country achieve the stability needed for economic growth. PLDT’s partnership with NAMFREL is concrete proof of our commitment to serving the Filipino people in any way we can,” he said.

NAMFREL is a non-partisan voluntary organization dedicated to ensuring clean, orderly and honest elections in the Philippines. It was founded in 1983 and its first electoral operation was held during the 1984 Batasan Pambansa elections. The group has already conducted 23 operations for both national and local elections, and this year will be its 10th national exercise.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Virgilio V. Hernandez

PLDT Relationship Management Executive

Tel. no.: 844-5984

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: May 7, 2004